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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

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                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

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                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

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                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is hereby amended to add the following:

SUBJECT COMPANY NEGOTIATIONS. On the afternoon of December 7, 2000, the Board received the first of two unsolicited letters from United Sub regarding its continued interest in acquiring all of the outstanding Shares. (Contemporaneously, United Sub issued a press release related to its first letter.) The first letter stated that United Sub was willing to pay $6.00 per Share and that United Sub would be responsible for payment of the break-up fees and expenses which could be due to Lukoil Americas as a result of the termination of the Merger Agreement under certain circumstances described in the Merger Agreement. The letter also purported to address and provide assurance on certain of the Board's concerns with United Sub's previous merger proposal as they existed on the evening of December 5.

     This letter stated that a potential alternative structure that the Company had initially raised with United Sub could eliminate the substantial additional risk to the completion of United Sub's proposal raised by its insistence on the 90% minimum condition to United Sub's tender offer. The letter did not address the following issues related to United Sub's potential structure:

     -  its high level of complexity;

     -  the high likelihood of litigation which could arise out of it;

     - the protracted time which could be required for all of the Company's stockholders to receive their merger consideration under it; or

     - how the alternative structure resolves the Board's concerns over United Sub's financing difficulties.

     The letter cursorily addressed the Board's concerns that United Sub's financing, as set forth in its commitment letter, had substantial risks associated with its completion, including that United Sub and its advisors had not provided (1) sufficient assurances that all of these issues were capable of being resolved or (2) sufficient or complete assurance that the proposed acquisition of the Company by United Sub would not trigger a default under the terms of United's public debt indenture. The letter concluded with a proposal that United Sub was prepared to proceed directly to a merger offering $6.00 per Share plus an interest factor of 10% per annum to compensate for the delay in completion of a transaction with United Sub from December 8, 2000 - the expiration date of Lukoil's Offer.

     Later in the afternoon, the Board received a second letter from United Sub which reiterated the purchase price from its first letter of the day and further proposed that they would accept a reduction in the Company's working capital related to the payment of the break-up fees and expenses which could be due to Lukoil Americas. This letter also stated that United Sub wished to commence a tender offer for the Shares on December 8 and sought the Company's permission to do so under the confidentiality agreement between the Company and United.




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(Contemporaneously, United Sub issued two additional press releases related to its second letter.) The Company legal advisors responded by letter indicating that the Company was confused by United Sub's request because the confidentiality agreement does not contain a standstill provision.

     Also on the afternoon of December 7, 2000, United Sub and an alleged stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York (the "Court"), against the Company, each of the directors of the Company and each of the Lukoil Entities. The allegations of the complaint include that the directors of the Company failed to act in the best interests of the stockholders of the Company by (1) failing to exercise reasonable business judgment in evaluating the economic benefits of the proposal made by United Sub, (2) failing to disclose the scope and extent of their conflict of interest as directors and majority stockholders of both the Company and Getty Realty Corp., and further placing their personal interests and the interests of Getty Realty Corp ahead of the stockholders of the Company in rejecting the proposal made by United Sub, (3) incorporating into the Merger Agreement a termination fee designed to discourage the acceptance of other proposals, and (4) issuing misleading characterizations of United Sub's offer and the financing of that offer. United Sub further alleges that the Lukoil Entities aided and abetted the directors of the Company in committing such conduct. Among other things, the complaint seeks to enjoin the Purchaser from accepting for payment the shares of Common Stock validly tendered in the Offer on the Expiration Date, consummating the Merger and unspecified damages.
The Company believes that United Sub's action is frivolous and totally without merit. The Company intends to oppose and seek dismissal of United Sub's complaint. The Court has ordered that the parties appear before it for a hearing on the issue of whether an injunction is appropriate, at 3:00 p.m. on Friday, December 8, 2000 and has further ordered that pending such hearing the Lukoil Entities are enjoined from accepting for payment the shares of Common Stock tendered in the Offer and the parties are enjoined from consummating the Merger.

     On the evening of December 7, 2000, the Board held a special meeting at which the Board discussed with its legal and financial advisors the events occurring since its December 5 special meeting. After lengthy discussion, the Board temporarily adjourned the meeting in order to provide the Special Committee of the independent directors of the Board with an opportunity to convene with its counsel.

     Upon reconvening the Board's special meeting, the legal advisor to the Special Committee advised the Board that the Special Committee had considered whether United Sub's letters constituted a "Superior Company Proposal" (as defined in the Merger Agreement). In particular, the Special Committee members focused on the requirement in the Merger Agreement that an offer is a "Superior Company Proposal," only where the proposed transaction is "reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal." The Board was further advised that the Special Committee had unanimously determined that United Sub's December 7 letters did not constitute a "Superior Company Proposal" under the Merger Agreement. The Special Committee recommended that the Board reject United's December 7 letters, and continue to recommend that stockholders accept the Lukoil Offer. In reaching its conclusion, the Special Committee considered various factors, including:





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     -    Its uncertainty as to whether (1) the issues regarding United Sub's proposed financing were capable of being resolved or (2) United Sub could provide the Company with sufficient or complete assurance that United Sub's proposed acquisition of the Company would not trigger a default under the terms of United's public debt indenture.

     - The pattern of United Sub's actions with respect to the previous merger discussions with the Company and its advisors (including United Sub's failure to timely produce or significantly delaying the production of a formal merger proposal, as well as necessary documents and other information) which presented substantial doubt as to the likelihood that a merger between United Sub and the Company would close.

     - The potential that the Company's stockholders could be left with no transaction or opportunity to sell their Shares at a premium if the Merger Agreement was terminated, a merger agreement with United Sub was not timely consummated due to its substantial conditions or otherwise, or the terms of United's proposal were substantially renegotiated.

     After further consultation with its outside counsel and financial advisors and discussions, the Board concluded that United Sub had not demonstrated that it had resolved or had the ability to resolve any of the uncertainties, risks or impediments to completion of United Sub's merger proposal that the Board had considered on December 5. The Board reaffirmed its December 5 conclusion that it could not determine that it had received a "Superior Company Proposal" (as defined in the Merger Agreement) from United Sub. The Board then reaffirmed its recommendation that stockholders accept Lukoil's Offer.

     In view of these and other factors considered in connection with its evaluation of United Sub's letters, neither the Special Committee nor the Board found it practicable to, or did, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its conclusion.

     The Board urges all stockholders who have not tendered their Shares pursuant to Lukoil's Offer to tender their Shares before 12:00 Midnight, New York City time, on Friday, December 8, 2000, the scheduled expiration time of Lukoil's Offer.





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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
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                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer